SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras’ Proven Reserves in 2004

(Rio de Janeiro, January 14, 2005). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces its proven reserves of oil, condensate and natural gas in Brazil and abroad for 2004, according to the Society of Petroleum Engineers – SPE and Securities and Exchange Commission – SEC criteria.

Petrobras’ Proven Reserves in 2004 (Brazil and International):
On December 31st, 2004 Petrobras' Proven Reserves of oil, condensate and natural gas amounted to 14.89 billion barrels of oil equivalent (boe), as per the SPE criteria, distributed as shown in the table below:

Proven Reserves – SEC Criteria	Volume (billion boe)
Brazil	13.02
International	1.87
Total	14.89

The volume of proven reserves in 2004 represents an increase of 2.7% over the previous year.

According to the SPE criteria, 1.09 billion boe were incorporated into Proven Reserves in 2004 and 0.70 billion boe were produced, resulting in a net 0.39 billion boe addition to year-end 2003 reserves (14.50 billion boe). Consequently, for each barrel of oil equivalent produced during 2004, 1.56 barrels were incorporated into Proven Reserves, resulting in a Reserve Replacement Index – RRI of 156%. The Reserves/Production ratio (R/P) was 21.3 years.

Proven reserves on December 31 2004 according to the SEC criteria amounted to 11.82 boe, distributed as follows:

Proven Reserves – SEC Criteria	Volume (billion boe)
Brazil	10.57
International	1.25
Total	11.82

Proven Reserves increased by 1.8% in 2004 compared with the previous year.

According to the SEC criteria, 0.92 billion boe were incorporated into Proven Reserves during 2004, compared with production of 0.70 billion boe, resulting in a net 0.22 billion addition to year-end 2003 proven reserves (11.60 billion boe). This corresponds to a Reserve Replacement Index – RRI of 131%, or, in other words, for each 1 barrel of oil equivalent produced during 2004, 1.31 barrels were incorporated into Proven Reserves. The Reserves/Production ratio (R/P) was 16.9 years.

Brazil's Proven Reserves:
On December 31, 2004, according to SPE Criteria, the Proven Reserves of oil, condensate and natural gas in the fields under concession to Petrobras in Brazil amounted to 13.02 billion barrels of oil equivalent (boe).

Proven Reserves - SPE	Volume
Oil and Condensate (billion bbl)	11.05
Natural Gas (billion m3)	313.05
Oil Equivalent (billion boe)	13.02

Of these Proven Reserves, 85% related to Oil and Condensate (11.05 billion bbl) and 15% to Natural Gas (313.06 billion m3).

During 2004, 1.02 billion boe were incorporated into Proven Reserves, with production over the same period amounting to 0.60 billion boe, as shown in the following table:

Proven Reserve Breakdown - SPE	Volume (billion boe)
A) Proven Reserve on December 31, 2003	12.60
B) Incorporated as Proven Reserve in 2004	1.02
C) Accumulated Production in 2004	(0.60)
D) Annual Change (B-C)	0.42
E) Proven Reserve on December 31, 2004 (A + D)	13.02

For each barrel of oil equivalent extracted in 2004, 1.7 boe were incorporated into Proven Reserves, resulting in a Reserve Reposition Index (RRI) of 170%.

The highlights, in terms of Proven Reserve incorporation were:

  Finds in Exploratory Blocks: New Areas incorporated into the Golfinho (Areas ESS-134 and ESS-132), Baleia Azul, Baleia Anã and Baleia Bicuda fields, off the coast of the state of Espírito Santo, Piranema, off the coast of Sergipe and Lagosta, off the coast of São Paulo.
  Finds in production field concession (Ring Fence): Finds in the production fields concession areas (Ring-Fence) - Espadarte (Area ES-21) in the Campos Basin Exploration and Production Business Unit – UN-BC.
  Re-evaluations of existed fields in 2003, principally in the Roncador field in the Rio de Janeiro Exploration and Production Business Unit – UN-RIO, and Badejo (membro Siri), in the Campos Basin Exploration and Production Business Unit –UN-BC.

According to the SEC criteria, Brazil's Proven Reserves at December 31 2004 amounted to 10.57 billion boe, representing a 1.6% increase over the estimates for the previous year (10.40 billion boe).

According to these criteria, 0.77 billion boe were incorporated into Proven Reserves during 2004, compared with production of 0.60 billion boe, resulting in a Reserve Reposition Index – RRI of 128%. In other words, for each 1 barrel of oil equivalent produced, 1.28 barrels were incorporated into Proven Reserves. By the same criteria, the country's Reserve/Production (R/P) ratio was 17.6 years.

The principal discrepancies between the SEC and the SPE estimates is that the SEC does not permit the incorporation into Proven Reserves of:

  proven volumes of gas without signed sales contracts;
  projects in initial stages of production development

International Proven Reserves:
On December 31 2004, Proven Reserves of oil, condensate and natural gas, according to the SPE criteria, were 1.87. This volume includes reserves at Petrobras Energia S/A (PESA) production units, a controlling stake in which was acquired by Petrobras in 2003.

Proven Reserves – SPE Criteria	Volume
Oil and Condensate (billion bbl )	1.01
Natural Gas (billion m3)	146.90
Oil Equivalent (billion boe)	1.87

Of the 1.87 billion boe Proven Reserves, 54% relates to Oil and Condensate (1.01 billion bbl) and 46%, Natural Gas (147 billion m3).

During 2004, the Company appropriated 0.07 billion boe to Proven Reserves against an accumulated production of about 0.10 billion boe in the period.

Proven Reserve Breakdown	Volume (billion boe)
A) Proven Reserve on December 31, 2003	1.90
B) Incorporated as Proven Reserve in 2004	0.07
C) Accumulated Production in 2004	(0.10)
D) Annual Change (B-C)	(0.03)
E) Proven Reserve on December 31, 2004 (A + D)	1.87

The principal appropriations were in Ecuador through reserve reclassification; in the United States, with a new discovery in Gulf of Mexico; in Nigeria, as the result of drilling exploratory wells; in Peru, with the re-evaluation of recoverable volumes.

For each barrel of oil lifted during 2004, 0.68 barrels of oil equivalent were appropriated, representing a Reserve Replacement Index (RRI) of 68%.

The oil, condensate and natural gas proven reserves, based on SEC criteria, as at December 31, 2004, were 1.25 billion boe. This volume represents a growth of approximately 1.2% compared to the preceding year.

Proven Reserves – SEC Criteria	Volume
Oil and Condensate (billion bbl )	0.70
Natural Gas (billion m3)	93.24
Oil Equivalent (billion boe)	1.25

According to this criteria, 0.11 billion boe were incorporated into Proven Reserves during 2004, compared with production of 0.10 billion boe, resulting in a Reserve Reposition Index – RRI of 116%. In other words, for each barrel of oil equivalent produced, 1.16 barrels were incorporated into Proven Reserves. Under the same criteria, the Reserve/Production (R/P) ratio was 13 years.

Proven reserves estimated on the basis of the SEC criteria are less than those based on the SPE criteria because only a part of the proven volumes of gas in the Bolivian assets is included in natural gas sales contracts currently in effect. In addition, the Nigerian assets still make no contribution to the proven reserves according to the SEC criteria, since the current development production stage does not allow them to be incorporated as SEC proven reserves.

http: //www.petrobras.com.br/ri/english

Contacts:
Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
 Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2005

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.